Exhibit 99.3

Hydro-Québec

Financial Results

KEY FIGURES

Second Quarter 2024

NET INCOME	INVESTMENTS
$269M	$1,561M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
38.4 TWh	3.3 TWh
$3,035M	$261M

First Semester 2024

NET INCOME	INVESTMENTS
$1,845M	$2,626M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
93.0 TWh	7.5 TWh
$7,358M	$707M

Second Quarter 2024 NET INCOME $269M INVESTMENTS $1,561M ELECTRICITY SALES IN QUÉBEC 38.4 TWh $3,035M ELECTRICITY SALES OUTSIDE QUÉBEC 3.3 TWh $261M First Semester 2024 NET INCOME $1,845M INVESTMENTS $2,626M ELECTRICITY SALES IN QUÉBEC 93.0 TWh $7,358M ELECTRICITY SALES OUTSIDE QUÉBEC 7.5 TWh $707M

Management’s Discussion and Analysis

Context of low runoff in 2023	The results for the first half of 2024 continue to be set against the backdrop of low runoff experienced by Hydro-Québec in 2023. Scant snow cover in late winter 2022–2023, lower-than-usual spring runoff and modest summer and fall precipitation in northern Québec had reduced natural water inflows to the company’s large reservoirs in 2023. As a result, Hydro-Québec took a prudent approach to managing its energy reserves and therefore limited its exports for the first six months of 2024, as it did in the second half of 2023, to ensure optimum use of resources, resulting in a significant decline in electricity sales on external markets.

Quarterly results	In the second quarter of 2024, Hydro-Québec’s net income totalled $269 million, a $187-million decrease compared to the $456 million recorded for the same period the previous year.

On markets outside Québec, electricity sales fell by $126 million, mainly as a result of a 2.2-TWh drop in volume, attributable to the context of low runoff in the second half of the prior year. As natural water inflows were well below the normal levels in 2023 and given the uncertainty surrounding the intensity of spring runoff in 2024, the company continued to limit its exports in the second quarter to ensure prudent use of its energy reserves. The decline in sales revenue is also attributable to the impact of the hedging strategy being less favourable in 2024 than in 2023. This strategy is implemented by Hydro-Québec to reduce price volatility on the energy markets.

In Québec, electricity sales rose by $104 million compared to the same quarter of 2023, primarily on account of the indexation of rates on April 1, 2024. In accordance with the provisions of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity, the indexation rate for domestic rates, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers were increased by 5.1%. The increase applicable to large-power industrial (Rate L) customers corresponded to 3.3%.

Operational expenditure rose by $81 million, in particular due to the growth in activities associated with the priorities of the Action Plan 2035 – Towards a Decarbonized and Prosperous Québec, which was made public at the end of 2023. For example, the company has continued to spend increasing sums on servicing and maintenance activities, vegetation control, and digital transformation in order to optimize its processes and improve service quality.

Lastly, electricity purchases rose by $84 million, due primarily to an increase in external supply volume resulting from the prudent management of energy reserves since the beginning of the year.

Summary of results for the first semester	For the six-month period ended June 30, 2024, Hydro-Québec’s net income totalled $1,845 million, a $842-million decrease compared to the $2,687 million recorded for the same period the previous year. The financial results for the comparative semester were recorded in a context where the average price obtained on external markets had reached record levels due to the skillful deployment of the hedging strategy, which led to a sharp rise in net income.

The decrease in net income in 2024 is mainly due to a $919-million decline in sales on markets outside Québec resulting from a drop in export volume and the impact of the hedging strategy, which was less favourable than in 2023. In addition, operational expenditure rose by $130 million, while electricity purchases increased by $82 million. However, the combined effect of these factors was mitigated by a $272-million increase in electricity sales in Québec.

Consolidated results for the first semester	Revenue totalled $8,337 million, compared to $8,972 million in the first semester of 2023. This $635-million decrease was mainly due to the decline in electricity sales outside Québec.

Sales on external markets totalled $707 million, a $919-million decrease compared to the historic semi-annual peak of $1,626 million recorded for the same period in 2023. This decrease is partly due to a 7.4-TWh decline in sales volume, attributable to the context of low runoff in the second half of the prior year. As natural water inflows were significantly below the normal levels in 2023 and given the uncertainty surrounding the intensity of spring runoff in 2024, the company greatly limited its exports in the first semester to ensure prudent management of its large reservoirs. The decrease is also attributable to the impact of the hedging strategy that Hydro-Québec implemented to reduce price volatility on the energy markets, which was less favourable in 2024 than in 2023. Last year, implementing this strategy enabled the company to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which had a very positive impact on revenue in the comparative semester.

In Québec, electricity sales were $272 million higher than the amount of $7,086 million recorded a year earlier. The indexation of rates on April 1, 2023 and 2024, resulted in a $278-million increase in revenue, while the positive impact of the aluminum price hedging strategy on revenue associated with certain special contracts boosted electricity sales by $62 million. Higher baseload demand, including the impact of the additional day of sales on February 29 (2024 being a leap year), resulted in an increase in electricity sales of 1.2 TWh or $113 million, primarily in the residential segment and in the commercial, institutional and small industrial segment. However, these three factors were partially offset by the negative effect of temperatures, resulting in a 1.8-TWh or $160-million decrease in sales compared to the previous year. This impact was felt mainly in February, which was nearly 4°C warmer, on average, than in 2023. In fact, the first quarter of 2024 was the mildest in 10 years.

Total expenditure amounted to $5,260 million, $167 million more than the $5,093 million recognized in the corresponding period the previous year.

First, operational expenditure increased by $130 million, due primarily to the expansion of the activities to improve service quality and reliability, in accordance with the priorities set out in the company’s Action Plan 2035. In particular, these activities include servicing and maintenance activities, vegetation control and expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution.

Electricity purchases rose by $82 million compared to the same period the previous year, resulting primarily from an increase in external supply volume in line with the prudent management of energy reserves, given the context of low runoff in the second half of 2023.

In addition, depreciation and amortization increased by $44 million, partly due to the commissioning of assets in 2023 and 2024.

Meanwhile, taxes decreased by $47 million following a reduction in water-power royalties, which was mainly attributable to lower output.

Lastly, financial expenses totalled $1,232 million, a $40-million increase from the $1,192 million recorded a year earlier. Interest on debt securities rose by

$83 million under the combined effect of net issues of debt and rising interest rates on the capital markets. However, this rise was mitigated by a $37-million increase in net investment income, partly attributable to rising interest rates.

Investments	During the first six months of 2024, Hydro-Québec invested $2,626 million in property, plant and equipment and intangible assets, compared to $2,028 million in the same period in 2023. This growth of nearly 30% is due to the company’s resolve to invest steadily in its generating, transmission and distribution facilities in order to offer customers reliable, high-quality service, as set out in its Action Plan 2035.

Investments in asset sustainment amounted to $1,553 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Of note are projects under way at Rapide-Blanc and Carillon generating stations, respectively located in the Mauricie and Laurentides regions, that aim to increase their capacity and thereby better equip the company to meet the anticipated increase in electricity demand. At the same time, Hydro-Québec dedicated funds to the installation of two new converter units at Châteauguay substation in the Montérégie region. Furthermore, the company has continued to invest in upgrading and modernizing its transmission facilities, such as through the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as its work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totalled $1,073 million. In particular, Hydro-Québec allocated significant funds to various projects in order to handle the growing customer base in Québec and increase output capacity. For example, work is under way at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing projects include the construction of the Hertel–New York interconnection line, to connect with the Champlain Hudson Power Express line, which will make it possible to supply New York City with electricity, as well as the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids.

Financing	During the second quarter of 2024, Hydro-Québec carried out three fixed-rate bond issues on the Canadian capital market, at an average cost of 4.52%. The bonds will mature in 2063.

These financing activities raised $1.4 billion. When this amount is added to the funds raised through financing activities in the first quarter, it brings the total amount generated since the beginning of the year to $2.9 billion.

These funds are being used to finance a portion of the investment program, among other things.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2024	2023	2024	2023

Revenue	3	3,464	3,488	8,337	8,972

Expenditure

Operations		1,074	993	2,085	1,955

Other components of employee future benefit cost	7	(193)	(172)	(386)	(344)

Electricity purchases		692	608	1,502	1,420

Depreciation and amortization		733	708	1,457	1,413

Taxes		265	283	602	649

		2,571	2,420	5,260	5,093

Income before financial expenses		893	1,068	3,077	3,879

Financial expenses	4	624	612	1,232	1,192

Net income		269	456	1,845	2,687

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2024	2023	2024	2023

Net income		269	456	1,845	2,687

Other comprehensive income	8

Net change in items designated as cash flow hedges	5	(67)	320	(70)	613

Net change in translation differences		24	(51)	76	(24)

Net change in items designated as net investment hedges	5	(17)	46	(62)	17

Other		9	(5)	(9)	(9)

		(51)	310	(65)	597

Comprehensive income		218	766	1,780	3,284

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2024	As at December 31, 2023

ASSETS
Current assets

Cash and cash equivalents		5,663	2,111

Short-term investments		1,456	1,206

Accounts receivable and other assets		3,598	3,767

		10,717	7,084

Property, plant and equipment and intangible assets		77,615	76,185

Regulatory assets		1,823	1,819

Employee future benefit assets		4,878	4,656

Other assets		2,904	2,924

		97,937	92,668

LIABILITIES
Current liabilities

Borrowings		2,696	–

Accounts payable and other liabilities		4,151	4,134

Dividend payable		–	2,466

Current portion of long-term debt	5	1,536	1,416

		8,383	8,016

Long-term debt	5	56,756	53,739

Employee future benefit liabilities		1,287	1,275

Other liabilities		2,204	2,111

		68,630	65,141

EQUITY
Share capital		4,374	4,374

Retained earnings		24,755	22,910

Accumulated other comprehensive income	8	178	243

		29,307	27,527

		97,937	92,668

Contingencies	9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Six months ended June 30
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			1,845		1,845

Other comprehensive income	8			(65)	(65)

Balance as at June 30, 2024		4,374	24,755	178	29,307

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			2,687		2,687

Other comprehensive income	8			597	597

Balance as at June 30, 2023		4,374	24,775	1,012	30,161

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Note	2024	2023	2024	2023

Operating activities

Net income		269	456	1,845	2,687

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		733	708	1,457	1,413

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(105)	(111)	(210)	(223)

Other		208	52	301	66

Regulatory assets and liabilities		(73)	(32)	(112)	(43)

Change in non-cash working capital items	6	1,176	1,453	(32)	489

		2,208	2,526	3,249	4,389

Investing activities

Additions to property, plant and equipment and intangible assets		(1,561)	(1,181)	(2,626)	(2,028)

Acquisition of a company, net of cash acquired		–	6	–	(2,019)

Acquisition of short-term investments and sinking fund securities		(626)	(1,597)	(1,821)	(3,702)

Disposal of short-term investments and sinking fund securities		662	363	1,574	2,133

Other		8	84	(2)	28

		(1,517)	(2,325)	(2,875)	(5,588)

Financing activities

Issuance of long-term debt		1,465	1,119	2,912	2,158

Repayment of long-term debt		(50)	(1,022)	(99)	(1,048)

Cash receipts arising from credit risk management		530	958	1,361	2,217

Cash payments arising from credit risk management		(679)	(991)	(1,234)	(2,072)

Net change in borrowings		(1,282)	207	2,680	3,706

Dividend paid		–	–	(2,466)	(3,418)

Other		(1)	(1)	1	(4)

		(17)	270	3,155	1,539

Foreign currency effect on cash and cash equivalents		7	(14)	23	(12)

Net change in cash and cash equivalents		681	457	3,552	328

Cash and cash equivalents, beginning of period		4,982	1,644	2,111	1,773

Cash and cash equivalents, end of period		5,663	2,101	5,663	2,101

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2024 and 2023

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach, and its results are analyzed on a consolidated basis.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2023.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2023.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 23, 2024, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 5.1% on April 1, 2024, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 3.3%, respectively.

Note 3	Revenue

	Three months ended June 30				Six months ended June 30
	2024		2023		2024		2023
Revenue from ordinary activities
Electricity sales
In Québec	3,035		2,931		7,358		7,086
Outside Québec	261		387		707		1,626
	3,296		3,318		8,065		8,712
Other revenue from ordinary activities	121		106		193		159
	3,417	[a]	3,424	[a]	8,258	[a]	8,871	[a]
Revenue from other activities	47		64		79		101
	3,464		3,488		8,337		8,972

a)	This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 5, Financial Instruments.

Note 4	Financial Expenses

	Three months ended June 30		Six months ended June 30

	2024	2023	2024	2023
Interest on debt securities	708	669	1,399	1,316
Net foreign exchange (gain) loss	(2)	3	(3)	–
Guarantee fees related to debt securities[a]	64	62	129	123
Capitalized financial expenses	(58)	(51)	(107)	(98)
Net investment income	(88)	(71)	(186)	(149)
	624	612	1,232	1,192

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 5	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at June 30, 2024	As at December 31, 2023
Currency risk
Sale (US$ million)	3,206	3,734
Purchase (US$ million)	5,836	3,949

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	3,000

Price risk
Electricity – Sale (TWh)	6.7	5.9
Electricity – Purchase (TWh)	0.1	1.2
Aluminum (tonnes)	384,575	279,600
Congestion (TWh)	1.7	4.9

Note 5	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at June 30, 2024, accounts receivable and other assets included an amount of $1,656 million ($2,020 million as at December 31, 2023) from contracts concluded with customers, including $924 million ($1,382 million as at December 31, 2023) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $401 million ($385 million as at December 31, 2023).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at June 30, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	775	2	37	814
Interest rate contracts	68	34	–	–	102
Price contracts	–	51	–	131	182
Gross amounts recognized	68	860	2	168	1,098
Less
Impact of gross amounts offset[a]					116
Impact of cash received as collateral[b]					824
Net assets					158	[c]

Liabilities
Currency contracts	–	58	24	17	99
Interest rate contracts	–	29	–	–	29
Price contracts	–	23	–	75	98
Gross amounts recognized	–	110	24	92	226
Less
Impact of gross amounts offset[a]					116
Impact of cash paid as collateral[b]					18
Net liabilities					92	[d]

Note 5	Financial Instruments (continued)

	As at December 31, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	675	39	30	744
Interest rate contracts	110	–	–	–	110
Price contracts	–	313	–	214	527
Gross amounts recognized	110	988	39	244	1,381
Less
Impact of gross amounts offset[a]					273
Impact of cash received as collateral[b]					755
Net assets					353	[c]

Liabilities
Currency contracts	–	114	–	19	133
Interest rate contracts	–	218	–	–	218
Price contracts	–	3	–	112	115
Gross amounts recognized	–	335	–	131	466
Less
Impact of gross amounts offset[a]					273
Impact of cash paid as collateral[b]					78
Net liabilities					115	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at June 30, 2024, $134 million was recorded in Accounts receivable and other assets ($334 million as at December 31, 2023) and $24 million in Other assets ($19 million as at December 31, 2023).
d)	As at June 30, 2024, $90 million was recorded in Accounts payable and other liabilities ($115 million as at December 31, 2023) and $2 million in Other liabilities
(nil as at December 31, 2023).

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Margin calls required by clearing agents as a financial guarantee can be paid in the form of cash or Treasury bills.

As at June 30, 2024, an amount of $42 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities ($227 million as at December 31, 2023).

Note 5	Financial Instruments (continued)

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at June 30, 2024				As at December 31, 2023

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	106	965	27	1,098	281	1,037	63	1,381
Liabilities	92	134	–	226	115	351	–	466
				872				915

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 5	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended June 30			Six months ended June 30

	2024		2023	2024		2023
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	7		(63)	(43)		(13)
Derivatives not designated as hedges
Currency contracts[b]	43		(80)	82		(62)
Price contracts[b]	17		45	28		166
	67	[c]	(98)[c]	67	[c]	91 [c]
Gains (losses) on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	34		(136)	135		(171)
Interest rate contracts[a]	–		(1)	–		(1)
Price contracts[e]	64		113	283		595
	98	[c]	(24)[c]	418	[c]	423 [c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	17		36	82		35
Interest rate contracts	72		44	245		(60)
Price contracts	(58)		216	21		1,061
	31		296	348		1,036
Net investment hedges
Currency contracts	(17)		46	(62)		17
	14		342	286		1,053

a)	These amounts were recognized in Financial expenses.
b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. For the three- and six-month periods ended June 30, 2024, respectively $21 million and $33 million were recognized in Revenue ($69 million and $251 million for the corresponding periods of 2023), $(6) million and $(7) million in Electricity purchases [$(22) million and $(82) million for the corresponding periods of 2023], as well as $45 million and $84 million in Financial expenses [$(82) million and $(65) million for the corresponding periods of 2023].

c)

The items Revenue, Electricity purchases and Financial expenses totalled, respectively, $3,464 million, $692 million and $624 million for the three-month period ended June 30, 2024, as well as $8,337 million, $1,502 million and $1,232 million for the six-month period ended on that date ($3,488 million, $608 million and $612 million for the three-month period ended June 30, 2023, as well as $8,972 million, $1,420 million and $1,192 million for the six-month period ended on that date).

d)

For the three- and six-month periods ended June 30, 2024, respectively $(23) million and $(38) million were recognized in Revenue [$(40) million and $(69) million for the corresponding periods of 2023], as well as $57 million and $173 million in Financial expenses [$(96) million and $(102) million for the corresponding periods of 2023].

e)

For the three- and six-month periods ended June 30, 2024, respectively $65 million and $280 million were recognized in Revenue ($110 million and $586 million for the corresponding periods of 2023), as well as $(1) million and $3 million in Electricity purchases ($3 million and $9 million for the corresponding periods of 2023).

For the three- and six-month periods ended June 30, 2024 and 2023, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at June 30, 2024, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $48 million ($273 million as at June 30, 2023).

As at June 30, 2024, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was six years (seven years as at June 30, 2023).

Note 5	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2024			As at December 31, 2023

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking fund[a]	646		631	646		631

Liabilities
Long-term debt[b]	58,292	[c]	58,450	55,155	[c]	58,329

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.
b)	Includes the current portion.
c)

Includes an amount of $1,488 million as at June 30, 2024 ($1,489 million as at December 31, 2023), for debts subject to a fair value hedge, which resulted in an adjustment of $71 million for the hedged risk ($114 million as at December 31, 2023) with respect to existing hedging relationships and of $(54) million [$(58) million as at December 31, 2023] for hedging relationships terminated by Hydro-Québec.

Note 6	Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2024	2023	2024	2023
Change in non-cash working capital items
Accounts receivable and other assets	795	1,077	(38)	639
Accounts payable and other liabilities	381	376	6	(150)
	1,176	1,453	(32)	489
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	85	22	109	42
Interest paid	104	119	1,136	1,092

Note 7	Employee Future Benefits

	Three months ended June 30

	Pension Plan		Other plans		Total

	2024	2023	2024	2023	2024	2023
Current service cost	98	70	12	12	110	82
Other components of employee future benefit cost
Interest on obligations	289	289	17	17	306	306
Expected return on plan assets	(498)	(476)	(1)	–	(499)	(476)
Amortization of net actuarial gain	–	–	–	(1)	–	(1)
Amortization of past service credits	–	–	–	(1)	–	(1)
	(209)	(187)	16	15	(193)	(172)
Net (credit) cost recognized	(111)	(117)	28	27	(83)	(90)

	Six months ended June 30

	Pension Plan		Other plans		Total

	2024	2023	2024	2023	2024	2023
Current service cost	196	141	24	23	220	164
Other components of employee future benefit cost
Interest on obligations	579	578	33	34	612	612
Expected return on plan assets	(997)	(952)	(1)	(1)	(998)	(953)
Amortization of net actuarial gain	–	–	–	(1)	–	(1)
Amortization of past service credits	–	–	–	(2)	–	(2)
	(418)	(374)	32	30	(386)	(344)
Net (credit) cost recognized	(222)	(233)	56	53	(166)	(180)

Note 8	Accumulated Other Comprehensive Income

					Six months ended June 30, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	348	76	(62)	–	(9)	353
Less
Gains reclassified outside of Accumulated other comprehensive income	418	–	–	–	–	418
Other comprehensive income	(70)	76	(62)	– [a]	(9)	(65)
Balance as at June 30, 2024	586	75	(36)	(485)	38	178

					Six months ended June 30, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2022	168	22	–	180	45	415
Other comprehensive income before reclassifications	1,036	(24)	17	–	(8)	1,021
Less
Gains reclassified outside of Accumulated other comprehensive income	423	–	–	1	–	424
Other comprehensive income	613	(24)	17	(1)[a]	(8)	597
Balance as at June 30, 2023	781	(2)	17	179	37	1,012

a)

As at June 30, 2024, Other comprehensive income does not include any change in the employee future benefit regulatory asset (a change in the employee future benefit regulatory liability of $2 million as at June 30, 2023).

Note 9	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two Innu communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30
Summary of Results	2024	2023	Change (%)		2024	2023	Change (%)
Revenue	3,464	3,488	0.7	i	8,337	8,972	7.1	i
Expenditure	2,571	2,420	6.2	h	5,260	5,093	3.3	h
Financial expenses	624	612	2.0	h	1,232	1,192	3.4	h
Net income	269	456	41.0	i	1,845	2,687	31.3	i

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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